UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 1-32895

Penn West Petroleum Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 15, 2011.

PENN WEST PETROLEUM LTD.

By:	/s/ Keith Luft
Name: Keith Luft
Title: General Counsel & Senior Vice President, Stakeholder Relations

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated November 10, 2011 – Penn West Exploration to present at Bank of America Merrill Lynch 2011 Global Energy Conference

99.2	News Release dated November 10, 2011 – Correction to News Release dated November 10, 2011 – Penn West Exploration to present at Bank of America Merrill Lynch 2011 Global Energy Conference